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                              March 18, 2021

       Hyun Park
       Senior Vice President and Chief Legal Officer
       FirstEnergy Corp.
       76 South Main Street
       Akron, OH 44308

                                                        Re: FirstEnergy Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed February 18,
2021
                                                            File No. 333-21011

       Dear Mr. Park:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Financial Statements
       Note 15. Commitments, Guarantees, and Contingencies, page 121

   1. We note your disclosure regarding the asset purchase and sale agreement (PSA)
                                                        with Energy Solutions,
LLC, concerning the transfer and dismantlement of TMI-2, which closed on December 18,
2020. We understand that you conveyed the TMI-2 nuclear
                                                        generating facility,
and funds held in trusts for decommissioning and environmental remediation of about
$900 million; you disclose that you were relieved of related liabilities. On pages
89 and 112 you indicate that accounting for the transaction resulted in a gain of $33 million,
with the write-off of a tax related regulatory liability, and derecognition of a $726
million asset retirement obligation related to the site.

                                                        However, we understand
from the December 2, 2020 New Jersey Board of Public
                                                        Utilities (NJBPU) order
approving the transaction that you have retained some liabilities
 Hyun Park
FirstEnergy Corp.
March 18, 2021
Page 2
         and may have exposure to future liabilities for which you would be barred from seeking recovery from ratepayers. The NJBPU order distinguishes between Assumed Liabilities that are covered by the transaction, and Excluded Liabilities that are identified in the PSA, for which you will remain responsible, and which are described as "...environmental liabilities existing prior to the closing date of the sale."

         We note references to Rate Counsel views that (i) as a former owner of TMI-2, you may be liable for remediation costs under the Comprehensive Environmental Response,
         Compensation and Liability Act, if the buyer fails to meet the environmental obligations set out in the PSA, and (ii) as you will have continuing involvement with an independent manager on the TMI-2 Solutions Board overseeing decommissioning activities, you may have "operator, arranger, or transporter liability," if environmental issues arise.

         The NJBPU along with Rate Counsel express the view of there being "tremendous uncertainty" associated with decommissioning, in connection with setting conditions on its approval that preclude future recovery from ratepayers of any incremental costs that you may incur in connection with ongoing exposure.

         Please explain how you have assessed your exposures relative to the guidance in FASB
         ASC 410-20-40, on derecognition, 410-30-25 and 450-20-25, on recognition, and FASB
         ASC 450-20-50-1 and 50-3 through 50-5, on disclosure, considering the guidance in 55-
         11 through 55-15, as applicable, in determining that no disclosure would be made of the excluded liabilities that you have retained, or of any probable or reasonably possible loss regarding the concerns expressed and referenced above.

         In connection with the foregoing request, please describe any accounting that is reflected in your financial statements for the environmental liabilities excluded from the transaction, and explain how you have distinguished these from the liabilities conveyed.
         Please submit the PSA along with your reply and tell us of any reasons you would not file this agreement pursuant to Item 601(b)(10) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at
(202) 551-
3337 with any questions.



FirstName LastNameHyun Park                                    Sincerely,
Comapany NameFirstEnergy Corp.
                                                               Division of
Corporation Finance
March 18, 2021 Page 2                                          Office of Energy
& Transportation
FirstName LastName